Exhibit 99.1

Naked Brand Group Regains Compliance with NASDAQ Minimum Bid Price Rule

SYDNEY, AUSTRALIA – February 23, 2021 — Naked Brand Group Limited (Nasdaq: NAKD) (“Naked” or the “Company”), a global leader in intimate apparel and swimwear, has received notification from the Listing Qualifications Department of the Nasdaq Stock Market that the company has regained compliance with the minimum $1.00 bid price per share requirement of Nasdaq’s Marketplace Rule 5550(a)(2) (the “Rule”).

On March 11, 2020, Nasdaq had notified the Company that its ordinary shares failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required by the Listing Rules of The Nasdaq Stock Market. The notification letter stated that we would be afforded 180 calendar days to regain compliance with the minimum bid price requirement. Nasdaq tolled the compliance period from April 16, 2020 through June 30, 2020, due to the impact of COVID-19. After the expiration of the initial 180-day compliance period, Nasdaq determined that the Company was eligible for an additional 180 calendar day period or until May 24, 2021, to regain compliance.

In order to regain compliance with Rule 5550(a)(2), the Company was required to maintain a minimum closing bid price of $1.00 or more for at least 10 consecutive trading days. As a result of the closing bid price of the Naked Brand Group’s ordinary shares having been at US$1.00 per share or greater for at least ten consecutive business days, the Company has regained compliance with Nasdaq’s Listing Rule, and the matter is now closed.

About Naked Brand Group Limited:

Naked Brand Group Limited (NASDAQ: NAKD) is a leading intimate apparel and swimwear company with a diverse portfolio of brands. The company designs, manufactures and markets a portfolio of 8 company-owned and licensed brands, catering to a broad cross-section of consumers and market segments. Brands include Bendon, Bendon Man, Davenport, Fayreform, Hickory, Lovable, Pleasure State and Fredericks of Hollywood. For more information please visit www.nakedbrands.com.

Forward-Looking Statements:

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Such statements may be, but need not be, identified by words such as ‘‘may,’’ ‘‘believe,’’ ‘‘anticipate,’’ ‘‘could,’’ ‘‘should,’’ ‘‘intend,’’ ‘‘plan,’’ ‘‘will,’’ ‘‘aim(s),’’ ‘‘ can,’’ ‘‘would,’’ ‘‘expect(s),’’ ‘‘estimate(s),’’ ‘‘project(s),’’ ‘‘forecast(s)’’, ‘‘ positioned,’’ ‘‘approximately,’’ ‘‘potential,’’ ‘‘goal,’’ ‘‘pro forma,’’ ‘‘strategy,’’ ‘‘outlook’’ and similar expressions. Examples of forward-looking statements include, among other things, statements regarding the sale of Bendon, continued trading in our securities on Nasdaq, future financial performance, future cost savings, future growth in our business, trends in our industry, product innovation, operational expansion and restructuring initiatives. All such forward-looking statements are based on management’s current beliefs, expectations and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: the risk that a definitive agreement for the sale of Bendon is not signed or the sale does not close; the risk that our restructuring initiative and our focus on direct-to-consumer channels does not achieve the expected benefits; the impact of COVID-19; our ability to maintain sufficient inventory; the risk that we do not maintain compliance with Nasdaq’s continued listing standards; difficulties in maintaining customer, supplier, employee, operational and strategic relationships; the possibility that a robust market for our shares is not maintained; our ability to raise additional financing; our ability to anticipate consumer preferences; and the other risks and uncertainties set forth under ‘‘Risk Factors’’ in our Annual Report on Form 20-F for the fiscal year ended January 31, 2020. Further, investors should keep in mind that our revenue and profits can fluctuate materially depending on many factors. Accordingly, our revenue and profits in any particular fiscal period may not be indicative of future results. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by law.

Investor Contact:

Chris Tyson
MZ North America
chris.tyson@mzgroup.us
949-491-8235